Filed Pursuant to Rule 433
Registration No. 333-209779
March 2, 2016

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 2, 2016)

Issuer:	Georgia Power Company
Security:	Series 2016B 2.400% Senior Notes due April 1, 2021
Expected Ratings:*	A3 (Stable)/A- (Negative )/A+ (Stable) (Moody's/Standard & Poor's/Fitch)
Size:	$325,000,000
Initial Public Offering Price:	99.795%
Maturity Date:	April 1, 2021
Treasury Benchmark:	1.125% due February 28, 2021
Benchmark Treasury Yield:	1.343%
Spread to Treasury:	+110 basis points
Re-offer Yield:	2.443%
Optional Redemption:
Make-Whole Call:	Prior to March 1, 2021 at T+20 basis points
Par Call:	On or after March 1, 2021 at 100%
Coupon:	2.400%
Interest Payment Dates:	April 1 and October 1 of each year, beginning October 1, 2016
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KF7/US373334KF74
Trade Date:	March 2, 2016
Expected Settlement Date:	March 8, 2016 (T+4)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. PNC Capital Markets LLC Blaylock Beal Van, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.
Concurrent Offering:
$325,000,000 of Georgia Power Company’s Series 2016A 3.250% Senior Notes due April 1, 2026, expected to be issued on March 8, 2016. The closing of the offering of the Series 2016B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0776, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.